Exhibit (a)(5)(G)

EFiled: Oct 28 2011 5:51PM EDT
Transaction ID 40620582
Case No. 6997-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CARI MACHADO, individually and on behalf	)
of all others similarly situated,	) C.A. No.:
)
Plaintiff,	)
)
v.	)
)
MICHAEL R. DOUGHERTY, DAVID	)
MADDEN, ARMANDO ANIDO, GEORGES	)
GEMAYEL, PAUL GODDARD, GEORGE V.	)
HAGER JR., GUIDO MAGNI, CLAUDE	)
NASH, DONALD NICKELSON, ADOLOR	)
CORPORATION, CUBIST	)
PHARMACEUTICALS, INC., and FRD	)
ACQUISITION CORPORATION,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Cari Machado (“Plaintiff”), by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:

1.                                Plaintiff brings this class action on behalf of the public stockholders of Adolor Corporation (“Adolor” or the “Company”) against Adolor’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Cubist Pharmaceuticals, Inc. (“Cubist”) by means of an unfair process and for an unfair price.

2.                                On October 24, 2011, Adolor and Cubist announced a definitive agreement under which Cubist, through its wholly owned subsidiary, FRD Acquisition Corporation (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of Adolor for an upfront cash payment of $4.25 per share in cash (the “Proposed Transaction”). In addition to the upfront cash payment, each Adolor stockholder will receive one Contingent Payment Right (“CPR”), entitling the holder to receive additional cash payments of up to $4.50 for each share they own if certain regulatory approvals and/or commercialization milestones for Adolor’s product candidate, ADL5945, are achieved.

3.                                The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, given Adolor’s recent strong performance, as well the promising outlook for its lead product ENTEREG and lead product candidate ADL5945, the consideration shareholders are to receive is inadequate and significant undervalues the Company.

4.                                Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated October 24, 2011 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirors; (ii) a provision that provides Cubist with four business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Cubist a termination fee of $10 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Adolor.

5.                                The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and Adolor and Cubist have aided and abetted such breaches by Adolor’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

6.                                Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Adolor.

7.                                Adolor is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 700 Pennsylvania Drive, Exton, Pennsylvania 19341. Adolor Corporation is a biopharmaceutical company specializing in the discovery, development and commercialization of novel prescription pain and pain management products.

8.                                Defendant Michael R. Dougherty (“Dougherty”) has been the President, Chief Executive Officer, and a director of the Company since December 2006. Dougherty served as Senior Vice President, Chief Operating Officer and Treasurer from October 2005 until December 2006. From April 2003 until October 2005, Dougherty was Chief Financial Officer. Dougherty joined Adolor as its Senior Vice President of Commercial Operations in November 2002.

9.                                Defendant David Madden (“Madden”) has been a director of the Company since 2000 and Chairman of the Board since May 2005. Madden served as Adolor’s Interim President and Chief Executive Officer from August 2005 to December 2006.

10.                          Defendant Armando Anido (“Anido”) has been a director of the Company since 2003.

11.                          Defendant Georges Gemayel (“Gemayel”) has been a director of the Company since 2007.

12.                          Defendant Paul Goddard (“Goddard”) has been a director of the Company since 2000.

13.                          Defendant George V. Hager, Jr. (“Hager”) has been a director of the Company since 2003.

14.                          Defendant Guido Magni (“Magni”) has been a director of the Company since 2008.

15.                          Defendant Claude Nash (“Nash”) has been a director of the Company since 2000.

16.                          Defendant Donald Nickelson (“Nickelson”) has been a director of the Company since 2003.

17.                          Defendants referenced in ¶¶ 8 through 16 are collectively referred to as Individual Defendants and/or the Board.

18.                          Defendant Cubist is a Delaware corporation with its headquarters located in Lexington, Massachusetts. Cubist, a biopharmaceutical company, focuses on the research, development, and commercialization of pharmaceutical products that address unmet medical needs in the acute care environment.

19.                          Defendant FRD Acquisition Corporation is a Delaware corporation wholly owned by Cubist that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

20.                          By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Adolor and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

21.                          Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a)                        adversely affects the value provided to the corporation’s shareholders;

(b)                       favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)                        adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d)                       will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

22.                          In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a)                        participating in any transaction where the Individual Defendants’ loyalties are divided;

(b)                       participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)                        unjustly enriching themselves at the expense or to the detriment of the public shareholders.

23.                          Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of Adolor.

CLASS ACTION ALLEGATIONS

24.                          Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Adolor common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

25.                          This action is properly maintainable as a class action for the following reasons:

(a)                        the Class is so numerous that joinder of all members is impracticable. As of October 25, 2011, Adolor has approximately 46.46 million shares outstanding.

(b)                       questions of law and fact are common to the Class, including, inter alia, the following:

(i)                          Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)                       Have the defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)                    Have the defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the

Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)                   Have the defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)                      Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

(vi)                   Have Adolor, Cubist, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)                Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c)                        Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d)                       Plaintiff’s claims are typical of those of the other members of the Class.

(e)                        Plaintiff has no interests that are adverse to the Class.

(f)                          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g)                       Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h)                       Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS

26.                          Adolor Corporation is a biopharmaceutical company specializing in the discovery, development and commercialization of novel prescription pain and pain management products.

27.                          Adolor’s first approved product in the United States is ENTEREG® (alvimopan) (“ENTEREG”), which is indicated to accelerate the time to upper and lower gastrointestinal recovery following partial large or small bowel resection surgery with primary anastomosis. Delayed GI recovery following bowel resection surgery can postpone hospital discharge until its resolution, resulting in an increased cost burden on healthcare providers. In June 2008, the Company launched ENTEREG in the United States in collaboration with Glaxo Group Limited (“Glaxo”). Net sales of ENTEREG for the year ended December 31, 2010 were $25.4 million.

28.                          In June 2011, the Company announced that it had entered into an agreement with Glaxo whereby Adolor would reacquire all rights to ENTEREG and thus would have full ownership of the product. As stated in the June 14, 2011 press release announcing the agreement:

Adolor Corporation (NasdaqGM: ADLR) today announced that it has entered into an agreement with GlaxoSmithKline (GSK) whereby Adolor will reacquire all rights to Adolor’s FDA-approved product ENTEREG(R) (alvimopan). The transaction is expected to close in September 2011. Currently, ENTEREG is co-promoted by Adolor and GSK in the United States.

“We are thrilled to have an agreement to acquire the rights to ENTEREG held by GSK,” said Michael R. Dougherty, President and Chief Executive Officer. “We see continuing revenue growth ahead for ENTEREG, building upon the solid foundation laid by GSK and Adolor over the past several years. We expect ENTEREG to generate meaningful cash flows for Adolor over the next year and into the future.”

Dougherty continued, “With full ownership of a key hospital product in ENTEREG and data just ahead from our Phase 2 program with ADL5945 for the treatment of opioid-induced constipation, we believe Adolor is well positioned to create compelling strategic value for our stockholders.”

Under the agreement, Adolor has agreed to pay to GSK $25 million cash, staged over a six-year period, with $2.5 million payable in 2011, tiered, mid-single digit royalties on annual net sales and a further one-time, sales-related milestone of $15 million.

“Since 2008, nearly 30 Adolor employees have been focused on the marketing and selling of ENTEREG to hospitals and physicians,” said Michael D. Adelman, Vice President, Marketing and Sales. “We have extensive knowledge of this marketplace, and are excited about the prospect of now controlling all aspects of the promotional effort. Over the next several months, we intend to approximately double the size of our ENTEREG team, and anticipate a smooth transition working with GSK.”

The acquisition of the full ownership in ENTERG was completed in September 2011.

29.                          The Company also has a number of product candidates in various stages of clinical and preclinical development. The Company’s lead development program compound is ADL5945, a novel mu opioid receptor antagonist being developed for opioid induced constipation (“OIC”). OIC is a growing, multi-billion dollar, currently underserved market. Adolor announced positive Phase 2 data for ADL5945 in August 2011 and Phase 3 trials are expected to be initiated in 2012.

30.                          On July 27, 2011, the Company announced its financial results for the second quarter of 2011. Adolor reported net sales of ENTERG of $8.2 million for the quarter compared to net sales of $6.3 million for the same quarter in 2010. For the six months ended June 30,

2011, net sales of ENTEREG were $15.7 million, compared to net sales of $11.5 million for the six months ended June 30, 2010.

31.                          ENTEREG sales were growing and the Company was performing well. “The second quarter was highlighted by continuing growth in ENTEREG sales and, of course, our agreement with GSK to assume full ownership of the product,” said defendant Dougherty in the press release announcing the financial results. “We enter the second half of 2011 with positive momentum and look ahead to an important milestone for our company, the reporting of data in August for ADL5945 in our phase 2 program in chronic OIC.”

32.                          On August 10, 2011, the Company announced positive results in their Phase 2 trials for ADL 5945. As stated in a press release issued by the Company:

Adolor Corporation (NasdaqGM:ADLR) today announced positive, statistically significant top line results from its two Phase 2 studies of ADL5945 in chronic non-cancer pain patients with opioid-induced constipation (OIC). ADL5945, a peripherally-acting mu opioid receptor antagonist, is an investigational drug being evaluated for the treatment of OIC as well as other associated gastrointestinal (GI) complications. Both randomized, double-blind, placebo-controlled studies were identical in design; Study 242 evaluated 0.25 mg and 0.10 mg of ADL5945 administered twice daily (BID) and Study 243 evaluated 0.25 mg of ADL5945 administered once daily (QD).

“Opioid analgesics have become a cornerstone of multimodal therapy for the management of patients who suffer with chronic non-cancer pain,” said Neil Singla, M.D., Department of Anesthesiology, Director, Clinical Research, Huntington Memorial Hospital in Pasadena, California, and lead investigator for the Phase 2 program. “Unfortunately, OIC presents a very serious burden to most patients treated on long-term opioid therapy, and currently there are no adequate therapies to address this common and debilitating condition. The results of these studies of ADL5945 are very encouraging - demonstrating both clinically meaningful effects and a favorable tolerability profile.”

“Our Phase 2 program achieved all of our objectives and validates our view that ADL5945 is a potentially important drug for patients suffering from OIC and related GI symptoms,” said Michael R. Dougherty, Adolor’s President and CEO. “Adolor has extensive experience in this therapeutic area that we will continue to leverage as we now focus on the Phase 3 program. There has been significant interest in ADL5945 and we look forward to sharing these data and initiating pivotal studies as expeditiously as possible.”

The Company Enters Into the Proposed Transaction

33.                          In a press release dated October 24, 2011, the Company announced that it had entered into a merger agreement with Cubist pursuant to which Cubist, through Merger Sub, will commence a tender offer acquire all of the outstanding shares of the Company for an upfront cash payment of $4.25 per share.

34.                          Adolor stockholders will also receive one CPR per share entitling the holder to receive additional cash payments of up to $4.50 for each share they own if certain regulatory approvals and/or commercialization milestones for ADL5945 are achieved. As described in the press release announcing the Proposed Transaction, the regulatory approvals/commercialization milestones and payments related to the CPR can be summarized as follows:

•             $3.00 per CPR payable if ADL5945 is approved by July 1, 2019 and is the first oral monotherapy treatment for OIC approved by FDA without certain restrictions, or, if not the first approved, is approved with a label that does not competitively disadvantage the product relative to other FDA-approved OIC products.

This $3.00 amount will be reduced by $1.75 to $1.25 if ADL5945 is not the first approved and is approved with a non-competitive label, provided that such $1.75 can be earned back if certain sales milestones are achieved.

•             $1.50 per CPR payable if ADL5945 is approved by July 1, 2019 and is the first oral monotherapy treatment for OIC approved by the European Medicines Agency (EMA) without certain restrictions, or, if not the first approved, is approved with a label that does not competitively disadvantage the product relative to other EMA-approved OIC products.

This $1.50 amount will be reduced by $1.00 to $0.50 if ADL5945 is not first approved and is approved with a non competitive label, provided that such $1.00 can be earned back if certain sales milestones are achieved.

35.                          Given the Company’s recent strong performance, its positioning for growth, including the sales potential of ENTEREG and the commercialization prospects should ADL

9545 be approved, the Proposed Transaction consideration is inadequate and significantly undervalues the Company.

36.                          For example, in an October 24, 2011 conference call related to the Proposed Transaction, Cubist President and CEO Mike Bonney commented on the tremendous growth potential of ENTEREG that Cubist sought to capitalize on, with the hopes of achieving sales of $100 million annual for ENTEREG:

First, Adolor’s ENTEREG is an attractive and highly complementary hospital-based product for us. Launched three years ago, ENTEREG is the first and only FDA approved therapy to accelerate the time to upper and lower GI recovery following partial large or small bowel resection surgery with primary anastomosis. Adolor recently assumed full ownership of this product from GSK.

ENTEREG generated more that $25 million in US sales in 2010 and $15.7 million for the six months ended June 30th this year. And in our hands it’s very profitable. With our exceptional acute care organization in the US, we believe we can increase ENTEREG sales more than threefold to peak sales of at least $100 million annually.

Wall Street Analysts confirmed Cubist’s ability to achieve such a goal: “We believe [Cubist] is more than capable of accelerating the sales trajectory of [ENTEREG] given the strengths of the sales force in the hospital setting,” wrote Oppenheimer analyst Christopher Holterhoff in a report issued after the Adolor deal was announced.

37.                          In the same conference call, Bonney also estimated that, should it obtain approval, ADL5945 could achieve peak global sales of more than $1 billion. As stated by Bonney:

Next, Adolor’s ADL5945 is a promising product candidate for the large and growing chronic opioid induced constipation, or OIC, market. As Adolor reported in August, Phase II data were very encouraging, demonstrating statistically significant improvements in the frequency of spontaneous bowel movements in patients with constipation caused by opioids they were receiving for management of chronic pain.

Assuming approval, we estimate potential peak global sales for 5945 could be more than $1 billion. We are excited about the intrinsic potential for this product and we believe there will be opportunities to partner certain rights for this asset. We plan to seek a partner for ex-US as well as primary care commercialization while retaining certain US and potentially EU specialty rights.

38.                          By agreeing to sell the Company, Adolor shareholders will no longer be able to reap the benefits of ENTEREG’s growth potential and are being inadequately compensated for the intrinsic potential of ADL5945.

39.                          In addition, because the CPR will not be publicly traded, Adolor shareholders will be left holding an illiquid asset in the CPR that, through its terms, may take years before it can be exchanged for monetary consideration.

40.                          Meanwhile, Adolor’s officers and directors that hold stock options of the Company will be able to cash them out entirely and will not be forced to hold an illiquid CPR. As stated in the Form 8-K filed by the Company with the SEC:

All unvested Adolor stock options (“Company Options”), restricted stock units (“RSUs”) and deferred stock units (“DSUs”) outstanding immediately prior to the Acceptance Time shall vest as of the Acceptance Time. As of the Effective Time, all Company stock plans shall terminate and all Company Options, RSUs and DSUs shall be cancelled. Adolor shall provide written notice and an opportunity to exercise to all holders of Company Options prior to the Effective Time. In full satisfaction of the cancellation of any Company Option that had a per-Share exercise price less than the last reported sale price of a Share on the NASDAQ stock market on the last trading day prior to the Acceptance Time, Cubist shall, or shall cause Adolor to, following the Effective Time, pay to the holder of such Company Option an amount in cash equal to the product of (i) the excess, if any, of the last reported sale price of a Share on the NASDAQ stock market on the last trading day prior to the Acceptance Time over the per-Share exercise price of such Company Option and (ii) the number of Shares subject thereto. Subject to applicable tax and other withholding requirements, all vested RSUs and DSUs will be converted into the right to receive the Closing Amount and one CPR, or any such higher consideration as may be paid in the Offer, as promptly as practicable following the Effective Time.

41.                          In other words, rather than receive $4.25 per share in cash and one CPR, the officers and directors of the Company that hold in-the-money stock options will be able to cash them out for “last reported sale price of a Share on the NASDAQ stock market on the last trading day prior to the Acceptance Time” of the tender offer. This price will undoubtedly be more than the $4.25 per share cash consideration that public shareholders are receiving, because it will, to some extent, have the present value of the CPR built into it. Indeed, as of October 25, 2011, the Company’s stock price on the Nasdaq closed at $4.53 per share.

42.                          In addition, all unvested stock options and restricted stock units of Adolor held by the Company’s officers and directors will automatically vest and/or will no longer be subject to restrictions. With respect to the restricted stock units, the Company’s officers and directors will be able to exchange them for the Proposed Transaction consideration of $4.25 per share in cash and one CPR per share, and the unvested stock options will be treated as described above.

The Preclusive Deal Protection Devices

43.                          In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

44.                          §5.2(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Cubist. This section also demands that the Company terminate any and all prior or on-going discussions with other potential acquirors.

45.                          Pursuant to §5.2 of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Cubist of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Cubist in order to enter into the competing proposal, it must grant Cubist four business days in which the Company must negotiate in good faith with Cubist (if Cubist so desires) and allow Cubist to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid ceases to constitute a superior proposal. In other words, the Merger Agreement gives Cubist access to any rival bidder’s information and allows Cubist a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Cubist and piggy-back upon the due diligence of the foreclosed second bidder.

46.                          The Merger Agreement also provides that a termination fee of $10 million must be paid to Cubist by Adolor if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

47.                          Cubist is also the beneficiary of a “Top-Up” provision that ensures that Cubist gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Cubist receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Cubist fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Cubist an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

48.                          In connection with the tender offer, each of the Company’s directors and executive officers entered into Tender and Voting Agreements with Cubist and Merger Sub. Pursuant to each Tender and Voting Agreement, the applicable director or executive officer has agreed, among other things, to tender all shares owned by them in the tender offer and to vote such shares in support of a merger in the event stockholder approval is required to consummate the Proposed Transaction.

49.                          Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

50.                          Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

51.                          Plaintiff repeats all previous allegations as if set forth in full herein.

52.                          The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Adolor and have acted to put their personal interests ahead of the interests of Adolor shareholders.

53.                          The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Adolor’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

54.                          The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of Adolor because, among other reasons:

(a)                        they failed to take steps to maximize the value of Adolor to its public shareholders and took steps to avoid competitive bidding;

(b)                       they failed to properly value Adolor; and

(c)                        they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

55.                          As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Adolor’s assets and will be prevented from benefiting from a value-maximizing transaction.

56.                          Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

57.                          Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against Adolor, Cubist, and Merger Sub)

58.                          Plaintiff repeats all previous allegations as if set forth in full herein.

59.                          As alleged in more detail above, Defendants Adolor, Cubist, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

60.                          As a result, Plaintiff and the Class members are being harmed.

61.                          Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A)                    declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B)                      enjoining, preliminarily and permanently, the Proposed Transaction;

(C)                      in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)                     directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)                       awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F)                       granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: October 28, 2011	COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
BLAKE A. BENNETT (#5133)
The Brandywine Building
1000 West St., 10th Floor
Wilmington, DE 19801
(302) 984-3800
Attorneys for Plaintiffs

OF COUNSEL:

LEVI & KORSINSKY, LLP
Joseph Levi, Esq.
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171